 Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 8, 2026

FAIRFAX ANNOUNCES ACQUISITION OF
ADDITIONAL ORLA MINING LTD. COMMON SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has acquired, through its insurance company subsidiaries, 26,582,275 common shares (the “Conversion Shares”) of Orla Mining Ltd. (“Orla”) resulting from the conversion of an aggregate amount of US$150,000,000 principal amount of senior unsecured convertible notes (the “Notes”) of Orla, which were converted into common shares of Orla (the “Common Shares”) upon the election of Fairfax at a conversion price per Common Share of CDN$7.90 pursuant to the terms of the Notes.

The Conversion Shares represent approximately 7.1% of the issued and outstanding Common Shares of Orla and brings Fairfax’s total holdings, through its insurance subsidiaries, of Orla’s securities to 58,399,504 Common Shares and 17,544,302 warrants (“Warrants”), which allow Fairfax to acquire up to 17,544,302 Common Shares at an exercise price of CDN$11.50 per Warrant, representing approximately 15.7% of the issued and outstanding Common Shares (on a non-diluted basis) and approximately 19.5% of the issued and outstanding Common Shares (on a partially-diluted basis, assuming exercise of the Warrants). Immediately prior to the conversion of the Notes into Conversion Shares, Fairfax, through its insurance company subsidiaries, beneficially owned and controlled: (i) 31,817,229 Common Shares; (ii) US$150,000,000 principal amount of Notes; and (iii) 17,544,302 Warrants, representing approximately 9.2% of the issued and outstanding Common Shares (on a non-diluted basis) and approximately 19.5% of the issued and outstanding Common Shares (on a partially-diluted basis, assuming conversion of the Notes and exercise of the Warrants).

Fairfax holds the Common Shares and Warrants for investment purposes and in the future, it may discuss with management and/or the board of directors of Orla any of the transactions listed in clauses (a) to (k) of item 5 of Form 62-103F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Orla, in such manner as it deems advisable to benefit from changes in market prices of Orla securities, publicly disclosed changes in the operations of Orla, its business strategy or prospects or from a material transaction of Orla, and it will also consider the availability of funds, evaluation of alternative investments and other factors.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.ca or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below. Orla’s head and registered office is located at 1010-1075 W. Georgia St., Vancouver, British Columbia V6E 3C9.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax’s head and registered office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946